

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

Via E-mail
Wei Mei Tu
Chief Executive Officer
Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

> **Re:** **Zhen Ding Resources Inc.**
> **Registration Statement on Form S-1**
> **Response dated May 11, 2015**
> **File No. 333-193211**

Dear Ms. Tu:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2015 letter.

General

1. We note your response to comment 1. Please include your response in the filing, include the name of your PRC counsel in your disclosure, and file as an exhibit your PRC counsel's consent.

2. In the first sentence in the second paragraph of your response you state that when Zhen Ding JV was established as a joint venture enterprise in 2005, it was approved by the relevant PRC government agencies. Please disclose in the filing the names of the PRC government agencies that approved Zhen Ding JV and the type of approvals you received.

Risks Related the People's Republic of China, page 9

3. We understand that the Chinese Ministry of Commerce recently released a draft Foreign Investment Law that may significantly change procedures for foreign investment in PRC companies. Please tell us what consideration you have given to including a risk factor or a discussion under regulations, as necessary, to address the potential impact of the draft law.

Restriction on Foreign Ownership, page 28

4. We note your disclosure that "[a]s confirmed by the government authorities, the Company is engaged in a permitted industry." Please disclose the name of this government authority and any other facts supporting your belief that you are in a permitted industry. Also disclose whether the industry in which you conduct your business is listed in the NDRC's and the MOFCOM's 2015 Catalogue for the Guidance of Foreign Investment; for example, under "Mining and Quarrying Industries." If so, please identify the industry category.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Wayne Chiang, Esq.
        Chiang Law Office, P.C.